mesoblast
the adult stem cell company

RECEIVED

2008 JUN -2 P 1:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002981

SUPPL

22 May 2008

Office of International Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commisson.

These lodgements date from 22 April 2008 to the present date 22 May 2008.

Yours sincerely

PROCESSED
JUN 04 2008
THOMSON REUTERS

Kevin Hollingsworth
Company Secretary

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**Bond Street Custodians Limited (Brian Jamieson – 802015536)** **Level 26, 20 Bond Street, Sydney NSW 2000**
ABN:	**65 508 799 106**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN JAMIESON
Date of last notice	NONE

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	NIL
Class	ORDINARY
Number acquired	125000
Number disposed	—
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$90625
No. of securities held after change	125000

+ See chapter 19 for defined terms.

LINK
MARKET SERVICES

Link Market Services Limited
ABN 54 083 214 537
AFS Licence No. 230895

Level 9
333 Collins Street
Melbourne VIC 3000
Australia

22 April 2008

Ms Pam Ross
Manager
Australian Securities Exchange
Company Announcements Office
20 Bridge Street
Sydney NSW 2000

Dear Pam

Change of Melbourne Address for Shareholder Purposes

I have been in contact with James Gerraty regarding Link Market Services Limited changing its address in Melbourne for the purposes of shareholder enquiries.

Can you please note for all ASX Listed entities stated on the attached list, that the registry address effective from 1 May, 2008, will be:

Level 1
333 Collins Street
Melbourne Vic 3000

Should you have any queries, do not hesitate to contact me on 03 9615 9960.

Yours sincerely

Stephen Buckley
Head of Melbourne Client Relationship Group

Link Melbourne Clients - Change of Address

ASX CODE	COMPANY
ACD	Australian Central Credit Union Limited
ACR	Acrux Limited
AED	AED Oil Limited
AEU	Australian Education Trust
AEZ	APN European Retail Trust
APD	APN Property Group
ARO	Astro Diamond Mines NL
BAS	Bass Strait Oil Company Limited
BEC	Becton Property Group Limited
BSL	BlueScope Steel Limited
BSR	Bassari Resources Limited
BTA	Biota Holdings Limited
BXL	Bell IXL Investments Limited
CBB	Cordlife Limited
CCU	Cobar Consolidated Resources Limited
CER	Centro Retail Trust
CEU	ConnectEast Group
CGS	CogState Limited
CHR	Chalmers Limited
CKL	Colorpak Limited
CMP	Compumedics Limited
CNP	Centro Properties Group
CYT	Cytopia Limited
DKN	DKN Financial Group Limited
DKS	Danks Holdings Limited
DTM	Dart Mining NL
EAL	E & A Limited
EMB	Embelton Limited
ENVX	Envestra Bonds
FLK	Folkestone Limited
FRR	Frigrite Limited
GLB	Globe International Limited
GLE	GLG Corp Ltd
GLH	Global Health Limited
GMI	Global Mining Investments Limited
HAW	Hawthorn Resources Limited
HSN	Hansen Technologies Limited
HSP	Healthscope Limited
HXL	Hexima Limited
IFL	IOOF Holdings Limited
IPL	Incitec Pivot Limited
IRE	IRESS Market Technology Limited
JGL	Jackgreen Limited
JST	Just Group Limited
KGL	Kentor Gold Limited
LPM	Loop Mobile Limited
MEO	MEO Australia Limited
MLB	Melbourne IT Limited
MMT	Mount Rommel Mining Limited
MNY	Money3 Corporation Limited
MOG	Moby Oil & Gas Ltd
MPI	Mark Sensing Limited
MPO	Molopo Australia Limited

ASX CODE	COMPANY
MSB	Mesoblast Limited
MTU	M2 Telecommunications Group Limited
MYF	Myer Group Finance Limited
NAE	New Age Exploration Limited
NCM	Newcrest Mining Limited
NEU	Neuren Pharmaceuticals Limited
NGY	NuEnergy Capital Ltd
NLS	Narhex Life Sciences Limited
OCT	Octanex NL
OFG	Over Fifty Group Limited
ORI	Orica Limited
OXR	Oxiana Limited
PBB	Pacifica Group Limited
PHA	Public Holdings Australia Limited
PHY	Pacific Hydro Limited
PME	Pro Medicus Limited
PPS	Praemium Limited
PSH	Penrice Soda Holdings Limited
PST	PearlStreet Limited
PTN	The Prime Retirement and Aged Care Property Trust
QUR	Quantum Resources Limited
RAB	ANZ Rabinov Property Trust
RAU	Republic Gold Limited
RBX	Resource Base Liimited
RLC	Reedy Lagoon Corporation Limited
RRL	Regis Resources Limited
SDI	SDI Limited
SIP	Sigma Pharmaceuticals Limited
SIU	Sirius Corporation Limited
SRZ	Stellar Reources Limited
STG	Staging Connections Group Limited
SYB	Symbion Health Limited
TAH	Tabcorp Holdings Limited
TLS	Telstra Corporation Limited
TMM	Tasmania Mines Limited
TRS	The Reject Shop Limited
UXC	UXC Limited
VGH	Vision Group Holdings Limited
VGP	Verticon Group Limited
WCB	Warrnambool Cheese & Butter Factory Co Holdings Limited
WLL	Wellcom Group Limited

mesoblast investor update

Near-term commercialisation of three bone and cartilage products

Mesoblast's record of accomplishment since its ASX listing in December 2004 has been first rate. Within only 3.5 years, the Company has established itself as a world leader in the development of innovative biological products in the emerging and potentially highly lucrative regenerative medicine field.

Our adult stem cell platform has shown real and substantial commercial applicability for the global orthopaedic industry. We are targeting a wide range of bone, cartilage and musculoskeletal conditions, and aim to bring at least three products to market in the near-term for these diseases.

We have added substantial value by taking a 39% equity holding in US-based sister company Angioblast Systems Inc, which is simultaneously advancing the platform stem cell technology towards commercialisation of new cardiovascular treatments.

Clinical and commercial strategy

Mesoblast is firmly focused on a clinical and commercial strategy to bring three bone and cartilage repair products to market concurrently and as quickly as possible.

The Company is sufficiently funded to bring its lead product to Phase 3 and two follow-on products through Phase 2 trials.

For each of the three products, Mesoblast will seek to execute strategic alliances prior to commencing Phase 3 trials. These will focus on one or more commercial partners having both distribution strength and product depth in the global spinal, trauma and/or osteoarthritis markets.

Three orthopaedic products to market within short timeframe

Mesoblast's lead bone repair product, NeoFuse, targets the lucrative spinal fusion market. The strategy for market launch of this product involves expansion of the Phase 2 clinical program to include multiple US sites, and progression to Phase 3 during 2009.

Mesoblast's second bone repair product is targeting the very large trauma market for fracture repair. Following on from the successful Phase 1b trial for repair of non-union long bone fractures, the Company is now finalising plans for a large multi-centre trial that will set the path to product registration.

Mesoblast's third product, its first for cartilage regeneration, targets the massive knee osteoarthritis market. The Company's strategy is to commercialise a product that is injected into damaged knee joints of patients who have developed osteoarthritis either as a result of prior meniscal surgery or due to age-related degeneration. The Company expects to commence a Phase 2 trial for knee osteoarthritis in Q3 of 2008.

Key milestones achieved on time and on budget since 2005

- Received United States Patent Office grant of its base stem cell patent, effectively granting broad ownership to a unique stem cell population; further international patents pending
- Successful scale-up of patented stem cell manufacturing process
- Demonstrated effectiveness of allogeneic ("off-the-shelf") stem cells in an extensive range of preclinical trials, including for spinal fusion, fracture repair and knee osteoarthritis
- Shown that its bone repair product is effective in a Phase 1b clinical trial for treatment of patients with non-union fractures
- Received clearance from US FDA in less than 30 days to begin Phase 2 trial of its allogeneic product NeoFuse in patients needing spinal fusion
- Shown that NeoFuse is safe for up to five months of follow-up in initial patients implanted
- Expansion of number of US clinical sites recruiting patients in order to complete Phase 2 Spinal Fusion trial in shorter timeframe
- Stated goal to accelerate FDA submission process to commence Phase 3 pivotal/registration trial for NeoFuse by second half 2009.

Spinal Fusion

Proven market for biologicals and associated hardware

The number of spinal fusion procedures in the United States alone is expected to exceed 500,000 annually by 2010. Today, the bone regenerative biologic drug component of a single spinal fusion procedure receives reimbursement of approximately USD $5,000. An even greater amount is reimbursed for the hardware (rods, screws, cages etc.) used for each procedure.

Mesoblast is targeting the existing biologic drug market by seeking to obtain US FDA approval for a stem cell product that will be implanted by a minimally invasive technique together with existing hardware to achieve intervertebral body spinal fusion.

Accelerated clinical trial program and Phase 3 pivotal trial

The Company recently provided an update on its single-centre Phase 2 trial for its proprietary product NeoFuse in spinal fusion. In this trial, safety outcomes are compared between patients randomised to receive either implantation into the spine of autograft alone (patients' own bone transplanted from the pelvis) or Mesoblast's allogeneic stem cells. No cell-related adverse events have been reported in up to five months of follow-up.

Based on the encouraging initial safety results, Mesoblast will now expand its Phase 2 spinal fusion clinical trial activities to include up to 10 new major clinical trial sites in the United States. This will serve to accelerate the company's FDA submission process for a Phase 3/pivotal trial in spinal fusion in 2009.

Choice of strategic partner based on strength in market

Prior experience with biologicals in the spinal fusion field indicates that it is highly likely that sales of Mesoblast's NeoFuse product will also serve to "pull-through" sales of hardware that are associated with the cell implant and spinal surgical procedures. This has significant implication for the choice of strategic partner Mesoblast must make for this particular clinical indication.

To ensure rapid uptake and significant sales of NeoFuse, the Company will need to choose a partner with significant distribution strength with the spinal surgeons who will use the product, and with an existing suite of spinal hardware products.

Bone Fracture Repair

Trauma market

From Mesoblast's earliest inception it was clear that our technology was ideally suited to the fracture repair markets. These markets are massive, encompass fresh closed and open fractures, as well as the complications of delayed fracture healing and fracture non-union.

As a proof-of-principle, Mesoblast decided to target the most difficult subset first, namely those patients with non-union fractures of the legs, the rationale being that success here would have broad applicability for the whole trauma market.

Successful results in Phase 1b trial of non-union long bone fractures

Indeed, we recently announced highly successful results from the clinical trial at The Royal Melbourne Hospital of our proprietary stem cells in 10 patients suffering from non-healing, long bone fractures of the legs.

After six months of follow-up, all patients showed new bone growth, whereas none of the 10 had shown any evidence of new bone formation for 5-41 months prior to stem cell implantation. Seven of the ten showed 100% union of their long bone defects within a median time period of 4.9 months. There were no cell-related adverse events.

All patients with successful long bone union have been able to fully weight bear and resume a normal quality of life. Mesoblast's technology eliminated the need in these patients for a second operation to harvest bone from the pelvis.

Next steps in bringing trauma product to market

Many strategic decisions need to be made in order to successfully bring a trauma product to market. These include which injured bone to target in pivotal trials, the type of bone fracture (closed versus open), prevention versus treatment of fracture complications such as non-union, mode of delivery of the cells, and reimbursement issues.

Mesoblast is currently reviewing all options in this field with a view to embarking on a Phase 3 clinical trial strategy that will ensure both the shortest time to market and product approval for use in the broadest unmet need in the trauma field. The Company anticipates that a number of these strategic decisions will be taken in conjunction with a commercial partner with extensive strength and presence in the trauma market.

Osteoarthritis of the knee

Major new market opportunity

Osteoarthritis of the knee affects more than 15 million people in the US alone, and up to 15% of those aged over 65. It is a degenerative disease, which is characterised by the loss of cartilage and joint pain and disability. Current therapies attempt to alleviate painful symptoms but are unable to preserve the cartilage lining the joint. Moreover, many of the currently used pharmaceutical therapies are associated with severe side effects and can even cause death. Joint replacement is often the only option for restoring function.

The causes of knee osteoarthritis and cartilage breakdown include age-related degeneration of knee cartilage and surgery-related changes in anatomy of the knee joint following knee procedures.

Meniscectomy (partial or total removal of meniscal tissue) is one of the most common knee surgical procedures, with more than 450,000 performed in the US alone each year. Of significance, this procedure is subsequently followed by development of knee osteoarthritis in up to 50% of patients.

Mesoblast's allogeneic cells provide sustained cartilage protection ...progression to Phase 2 trials

Mesoblast recently announced very promising 12-month preclinical results that showed that a single injection of its proprietary allogeneic, or "off-the-shelf", adult stem cells into knees developing osteoarthritis after surgical meniscectomy provided sustained protection against cartilage destruction and degeneration for up to nine months.

Based on these results, Mesoblast intends to submit an IND submission to the FDA during Q3 2008 to commence a blinded, randomised Phase 2 clinical trial of its stem cell treatment to protect knee cartilage against osteoarthritis in patients with recent knee meniscectomy.

While the primary end-point of the trial will be to determine the safety of the cells injected into the knee joint, secondary endpoints will be pain score reduction, improvement in joint function, and MRI assessment of cartilage thickness at six and 12 months after the cells are directly injected into the knee.

The commercial opportunity for Mesoblast in this area is enormous, and if the clinical results continue to parallel the preclinical results we have obtained to date, the Company will have a unique product for long-term cartilage protection and regeneration in osteoarthritis of the knee.

High margin business model - allogeneic or "off-the-shelf" products

Mesoblast's business model is to develop clinical products using allogeneic or 'off the shelf' adult stem cells. The two key properties that make Mesoblast's cells uniquely suited for allogeneic use are their ability to be greatly expanded from a very small starting number of cells, and the fact that they do not activate the immune system of an unrelated person.

Consequently, Mesoblast's cells obtained from a single donor can be used to treat thousands of unrelated patients. This results in an efficient, highly reproducible product, with low manufacturing costs that can generate high margins akin to pharmaceutical sales. Equally as important, such "off-the-shelf" products will be available at hospitals for immediate use by orthopedic surgeons when the acute trauma or other injury needs rapid treatment.

Conclusion

Our proprietary adult stem cells can deliver market leadership in regenerative medicine.

Mesoblast is aiming to have three lead products approved for clinical use in near term with a Phase 3 trial underway next year – for spinal fusion, fracture repair and osteoarthritis of the knee.

Mesoblast's business model and margins are akin to pharmaceuticals.

Mesoblast's technology is an ideal opportunity for enhancing "pull-through" of already existing device-based revenues. This makes it a supreme technology to gain market leadership in global regenerative medicine with many opportunities for value-creating strategic partnerships.

mesoblast
the adult stem cell company

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
ACN 109 431 870
www.mesoblast.com

May 2008

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Mesoblast Limited

ABN	Quarter ended ("current quarter")
68 109 431 870	31 March 2008

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers:			
	• Government commercial ready grant		0	124
	•			
1.2	Payments for	(a) admin staff costs	(116)	(628)
		(b) advertising and marketing	-	-
		(c) research and development	(refer 1.7 below)	(refer 1.7 below)
		(d) leased assets	-	-
		(e) other working capital	(72)	(647)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		115	457
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other :			
	▪ commercialisation costs (includes R&D and support costs)		(926)	(2,952)
	Net operating cash flows		**(999)**	**(3,646)**

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET PURCHASE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(999)	(3,646)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments	-	(6,419)
	(c) intellectual property	(132)	(157)
	(d) physical non-current assets	(14)	(78)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	(43)	(199)
1.12	Loans repaid by other entities	-	449
1.13	Other (provide details if material)		
	Net investing cash flows	**(189)**	**(6,404)**
1.14	**Total operating and investing cash flows**	**(1,188)**	**(10,050)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	13,597
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	-	**13,597**
	Net increase (decrease) in cash held	**(1,188)**	**3,547**
1.21	Cash at beginning of quarter/year to date	16,782	12,055
1.22	Exchange rate adjustments to item 1.21	-	(8)
1.23	**Cash at end of quarter**	**15,594**	**15,594**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(117)
1.25	Aggregate amount of loans to the parties included in item 1.11	(43)

1.26 Explanation necessary for an understanding of the transactions

Ref 1.24 = Payments made to directors are as follows:
$A'000
Brian Jamieson = 43
Donal O'Dwyer = 10
Byron McAllister = 10
Michael Spooner = 6
Silviu Itescu = 48

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Year to date (9 months) $A'000
4.1	Cash on hand and at bank	146	146
4.2	Deposits at call	2,798	2,798
4.3	Bank overdraft	-	-
4.4	Other (term deposits 30-90 days)	12,650	12,650
	Total: cash at end of quarter (item 1.23)	**15,594**	**15,594**

Acquisitions and disposals of business entities – N/A

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement gives a true and fair view of the matters disclosed.

Sign here: .... Date: ......29 April 2008...........
(Company secretary)

Print name: .....Kevin Hollingsworth...

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Item 1.9(b) – equity investment – A$6,419,000 YTD

The equity investment relates to the following:

(a) On 23 November 2006 the shareholders at an Extraordinary General Meeting considered and passed the following resolution – "that pursuant to ASX Listing Rule 10.1, Chapter 2E of the Corporations Act 2001 (Cth) and for all other purposes approval is granted for the Company to invest up to Aus$8.5 million in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems Inc."

A total of $6,419,000 has been paid to Angioblast under this agreement so far this year. A total of $1,881k was paid in the last financial year under the same agreement. Therefore the total amount paid under this agreement is $8,300k, leaving a remainder of $200k still to be invested in furthering the technology under the agreement.

END

+ See chapter 19 for defined terms.